FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Tax ID (CNPJ/ME) No. 47.508.411/0001-56

Company Registry NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in consonance with Brazilian Law No. 6,404/1976 and with Brazilian Exchange Commissions (CVM) Resolution No. 44/2021, hereby informs its shareholders and the market in general that, on this date, Almacenes Éxito S.A. (“Éxito”), a publicly traded company headquartered in Colombia, in which GPA holds 96.57% of the capital equity, announced that its Board of Directors approved the conditions of a share buyback plan. The conditions of the Buyback are as follow and are subject to approval by the Éxito General Shareholders’ Meeting to be held on May 24, 2022:

1	Recipients of the buyback offer	All duly registered holders of shares of the Company in the shareholder ledger as of May 24, 2022 (date on which the Company’s General Shareholders’ Meeting will approve the buyback).
2	Price	21,000 pesos colombianos per share.
3	Exercise period of the buyback offer	10 business days following the next business day after the publication of the notice of buyback offer.
4	Total value of the buyback program	Up to 320,000 million pesos colombianos.
5	Mechanisms of acceptance of the buyback offer	The acceptance of the buyback offer can be exercised by each shareholder through the stockbroker of each shareholder´s choice.
6	Operational proccess	To be executed by the Colombian Stock Exchange, through an through an electronic data capture system to which the entire capital market has access to.
7	Buyback rules (equal conditions to minority shareholders and transparency with the market)	Each shareholder can exercise the buyback offer in a pro rata manner based on the stake each shareholder has in the Company and at least one (1) common share per shareholder – This mechanism ensures equal conditions to all shareholders.

In the share buyback regulation, it is informed to the shareholders and the market in general that “the price offered by the Company for the Buyback represents the value assessed by the Board of Directors in accordance with the valuation procedure using technically recognized methodologies, carried out for this purpose by the Independent Valuation Firm in accordance with the provisions of article 42 of Law 964/2005, but that it is not any recommendation or advice for the shareholders of the Company. Each shareholder must independently and autonomously evaluate, under their sole responsibility, the advisability of selling or not the shares held by them and the number of shares to be sold at the price offered by the Company”.

The price proposed by Éxito’s Board of Directors for the shares issued by the company, calculated based on an independent financial external assessment, is of 21,000 pesos colombianos per share, generating therefore a price appreciation in the total number of Éxito’s shares equivalent to 9,399,690 million pesos colombianos (approximately R$ 11.8 billion¹). Based on such valuation, the 96.57% of Éxito’s shares held by GPA would correspond to approximately R$ 11.4 billion.

The buyback offer regulation defines an acquisition limit of 3,40%, which is the maximum percentage of equity that a particular shareholder can sell through the buyback program. Therefore, in case GPA decides to sell the total amount of shares permitted by the buyback program, the total gross value of such sale would be of approximately R$ 385 million1.

Once the buyback offer is approved by the General Shareholders’ Meeting of Éxito and published by the Colombian Stock Exchange, GPA's Board of Directors will decide on the eventual adhesion of GPA to the offer, observing the procedures provided for in GPA's Policy of transactions with Related Parties. At this moment, there is no decision taken by the Board of Directors of GPA regarding the sale of its shares held in Éxito.

All of Éxito’s documents referring to the buyback program, including the material fact through which such program has been disclosed to the market, can be accessed in integral form on Éxito’s website (https://www.grupoexito.com.co/en).

GPA will keep the market and its shareholders informed of the existence of new material facts related to the matter.

São Paulo, May 6, 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investors Relations Officer

1Based on the exchange rate of 798 pesos colombianos per each real, as published by the Brazilian Central Bank on May 6, 2022.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.